EXHIBIT (a)(1)(D)

OFFER TO PURCHASE FOR CASH

by
INTERGRAPH CORPORATION
of
Up to 10,000,000 Shares of its Common Stock
(Including the Associated Stock Purchase Rights)
at a Purchase Price not greater than $28.00
nor less than $26.00 per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 2, 2003, UNLESS THE OFFER IS EXTENDED.

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

      Intergraph Corporation, a Delaware corporation (the “Company”), has announced an offer to purchase for cash 10,000,000 shares (or such lesser number of shares as are properly tendered and not withdrawn) of its common stock, par value $.10 per share, including the associated stock purchase rights issued under the Amended and Restated Rights Agreement, dated as of March 5, 2002, between the Company and Computershare Investor Services, LLC, as Rights Agent (the “Shares”), at prices not in excess of $28.00 nor less than $26.00 per Share in cash, specified by such shareholders, upon the terms and subject to the conditions set forth in its Offer to Purchase, dated November 3, 2003 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together constitute the “Offer”).

      For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. Offer to Purchase, dated November 3, 2003;

2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

3. Letter of Transmittal for your use and for the information of your clients (together with accompanying Substitute Form W-9); and

4. Notice of Guaranteed Delivery to be used to accept the Offer if the Share certificates and all other required documents cannot be delivered to the Depositary by the Expiration Date or if the procedure for book-entry transfer cannot be completed on a timely basis.

      WE URGE YOU TO CONTACT YOUR CLIENTS PROMPTLY. THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 2, 2003, UNLESS THE OFFER IS EXTENDED.

      No fees or commissions will be payable by the Company to brokers, dealers or other persons for soliciting tenders of Shares pursuant to the Offer other than fees paid to the Dealer Manager, the Information Agent or the Depositary as described in the Offer to Purchase. The Company, however, upon request, will reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of Shares, except as otherwise provided in Instruction 8 of the Letter of Transmittal.

      Any inquiries you may have with respect to the Offer should be addressed to Goldman, Sachs & Co., the Dealer Manager, or to Georgeson Shareholder Communications, Inc., the Information Agent, at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

      Additional copies of the enclosed material may be obtained from the Information Agent, telephone: (888) 549-6633.

Very truly yours,

Intergraph Corporation

Enclosures

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON AS AN AGENT OF THE COMPANY OR ANY OF ITS AFFILIATES, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

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